JJY HOLDING GROUP

AKA BEESFREE, INC.

528 Pudong Road

16th Floor

Shanghai 200120

China

December 29, 2021

Patrick Costello

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JJY Holding Group (AKA BEESFREE, INC.)
Form 10-12(g), Amendment 1
File No. 000-56343
Filed November 15, 2021

Dear Mr. Costello,

Set forth below is the response for JJY Holding Group (AKA Beesfree, Inc.), a Nevada corporation (“JJY” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated December 10, 2021, with respect to our Form 10-12(g), Amendment 1 filled on November 15, 2021.

Amendment No. 1 to Form 10-12G filed November 15, 2021

Introductory Comment, page 2

1. We note your response to our prior comment 2. In the third paragraph of your amended Introductory Comment, you state that your business plan involves "trading agricultural products, food processing, and supply chain management for supermarkets," but that this business plan is not being implemented. You also identify yourself as a Blank Check Company under Securities Act Rule 419 and state that you plan to engage in a business combination with an unidentified entity. Please explain how the prior statements are consistent with each other, and reconcile your description of a blank check company with the definition set forth in Securities Act Rule 419(a)(2).

Response:

The following language was inserted:

Beesfree, Inc. is not a Blank Check Company as defined by Securities Act Rule 419(a)(2):

(2) For purposes of this section, the term “blank check company” shall mean a company that:

(i) Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(ii) Is issuing “penny stock,” as defined in Rule 3a51-1 (17 CFR 240.3a51-1) under the Securities Exchange Act of 1934 (“Exchange Act”).

The term ‘blank check company” means that we are a development stage company. (Deleted this sentence) Our business plan involves trading agricultural products, food processing, and supply chain management for supermarkets.

2.       We note your response to prior comment 3. Please further revise to describe how recent statements and regulatory actions by China's government related to variable interest entities, data security, and anti-monopoly concerns, could result in a material change in your or a target company’s post combination operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

The following language was inserted:

Recent statements and regulatory actions by the Chinese government have addressed the issue of anti-monopoly concerns. Where a business operator’s abuse of intellectual property rights to exclude or restrict competition constitutes a monopoly agreement, the anti-monopoly law enforcement agency shall order it to stop the illegal activity, confiscate the illegal income, and impose fines. Upon execution of our business plan, BEES will be subject to anti-monopoly laws and, if found in violation, our stock price could decline or become worthless.

It will be difficult for investors to assert claims against China-based issuers, including their officers, directors, and agents and it may be challenging for investors to pursue their claims in U.S. courts. Even if an investor secures a judgment, the investor may still be unable to enforce it in China.

In addition, the assertion of new regulation by the Chinese government could hinder our ability to continue to offer our stock to foreign investors and our ability to execute of our business plan.

3.       We note your response to prior comment 4 and your disclosure that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly. Please disclose that under the VIE structure, the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Please also revise to disclose how and why contractual arrangements under the VIE structure may be less effective than direct ownership. In this regard, when describing the design of VIE agreements and the related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Further, provide a description of how cash will be transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under any VIE agreements you may enter into.

Response:

The disclosure was revised, and the following language was inserted:

The Company is not currently organized under a Variable Interest Entity (“VIE”) however, we may decide to implement a VIE structure in the future. The disclosed risks or events are only applicable if we decide to implement a VIE structure.

China’s Foreign Investment Law (“FIL”) may prohibit direct foreign investment in Chinese operating companies moving forward.

Foreign investors are permitted to own equity in companies incorporated in Nevada but not permitted to own equity in our contemplated Chinese entities.

We will continue to monitor the changes in FIL, and BEES may consider migrating to a VIE structure to continue receiving participation from foreign investors.

BEES do not use a VIE structure at this time and the following implications of operating under a VIE structure do not apply to us. However, if we decide to implement a VIE structure moving forward, as discussed in detail below, the value of our common stock may decline or become worthless, and the shareholder could lose their entire investment.

VIEs are primarily entities that lack sufficient equity to finance their activities without financial support from others and/or whose equity holders, as a group, lack one or more of the following characteristics: ability to make decisions, obligation to absorb expected losses and right to receive expected residual returns. The public company has a variable interest that is not based on having the majority of voting rights.

A public company is generally deemed to have a controlling financial interest in a VIE when it (i) has the power to direct the VIE’s activities that most significantly impact the VIE’s economic performance, and (ii) has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. This may not be the case for BEES and the investor would be exposed to the risks associated with the VIE structure, which is further discussed the Risks Factors section below. The SEC staff has asked public companies to explain their involvement with VIEs, including how such involvement affects their financial position, financial performance and cash flows, and to support how they determined whether they were or were not the primary beneficiary of a VIE. This includes examining both consolidated VIEs where a public company believes it is their primary beneficiary, and entities that a public company holds a significant variable interest in but does not consider itself to be their primary beneficiary, and thus are not consolidated.

For a consolidated VIE, U.S. GAAP focuses on the public company’s qualitative assessment of its power to direct the activities of the VIE that are economically significant and its rights to economic benefits or obligations to absorb losses, including significant factors considered and judgments made by the company. Courts are unlikely to enforce the contracts and VIE contracts have not been tested in a court of law. Because the value of the offshore shell company derives from its ability to consolidate the Chinese VIE on its financial statements, losing the VIE as a result of breached contracts (or government enforcement) would significantly devalue shareholders’ investments. BEES does not currently use a VIE structure, but that if you do implement one, there would be substantial legal uncertainties surrounding the related contractual arrangements.

The Chinese government could rule that the VIE structure is against public policy, Chinese laws, and regulations. This ruling would likely result in a material change in our contemplated operations. Furthermore, the disruption or termination of our operations could result in the decline in the value of our stock may become worthless, and the shareholder could lose their entire investment. See Item 1.A Risk Factors: Risks Related to Access to Information and Regulatory Oversight.

Any failure by our contemplated VIE or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. If our VIE or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law.

In addition, if any third parties claim any interest in such shareholders' equity interests in our VIE, our ability to exercise shareholders' rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIE and third parties were to impair our control over our VIE, our ability to consolidate the financial results of our VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

Our Company does not currently use a VIE structure, but that if you do implement one, there would be substantial legal uncertainties surrounding the related contractual arrangements. However, these risks or events are only applicable if we decide to implement a VIE structure.

4.        We note your response to prior comment 5. Please revise to add that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Additionally, revise to acknowledge that actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also revise to include cross references to more detailed discussion of these risk factors in your registration statement.

Response:

The following language was inserted:

The Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. This elevated oversight could result in a material change in our operations and/or the value of our common stock.

Actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk factor cross references were added.

5.        Please expand your disclosure in response to prior comment 6 to disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response:

The following language was inserted:

The CRSC oversees China's nationwide centralized securities supervisory system, with the power to regulate and supervise securities issuers, as well as to investigate, and impose penalties for illegal activities related to securities and futures.

BEES will be subject to CRSC rules and regulations and has not received approval at this time. As such, we will be required to submit information about our business to CRSC for approval and will be subject to continued compliance. In addition, if we decide to implement a VIE structure, the CRSC could deny us permission as an issuer to foreign investors if it is ruled that VIE’s are illegal.

The value of our stock could decline or become worthless. The CRSC and SEC are working together to ensure compliance and protection of foreign investor rules. BEES could be delisted as a result of not complying with these rules.

If, in the future, we become noncompliant with CRSC rules, our business operations could be suspended and our stock could be worthless. In addition, the CRSC could deny us permission as an issuer to foreign investors if it is ruled that VIE’s are illegal.

6.        We note your response to our comment 7 and the corresponding revisions on page 5. Please revise further to provide a clear description of how cash will be transferred the post-combination organization if you acquire a company based in China. Describe in greater detail any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any potential restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response:

The following language was inserted:

If we acquire a Chinese business, we will be subject to cross-border payments must comply with the relevant regulation of the China State Administration of Foreign Exchange (SAFE).

Companies based in China have utilized SWIFT and the Clearing House Interbank Payments System, which has widely been used to transfer cash between entities, across borders, and to for from US investors

At this time, we do not have a plan in place for cross border payments as we have not acquired a company based in China. If we acquire a Chinese business, we will be subject to cross-border payments must comply with the relevant regulation of the China State Administration of Foreign Exchange (SAFE).

If we acquire a company based in China our ability to transfer cash between entities, across borders, and to US investors may be restricted or prohibited if SAFE determines our business does not meet its criteria.

If we adopt a VIE structure, BEES will comply with US laws, PRC laws and regulations. BEES will also work out financial plans to establish cash flow to parent company, subsidiaries level and VIE level regarding daily operation and dividends pay out. However, there is no guarantee that cash will be distributed from businesses, including subsidiaries and/or consolidated VIEs, to the parent company. There is also no guarantee we will have the ability to settle amounts owed under the VIE agreements. If this occurs our business would be greatly affected, and our stock could decline or become worthless. In addition, the investor could lose all their investment.

7.        We note your response to our comment 8. Please expand your HFCA Act disclosure to clarify that the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. Additionally, please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

Response:

The following language was inserted:

Our Auditor is U.S based, registered with the PCAOB, and is Subject to PCAOB Inspections

The Holding Foreign Companies Accountable Act (“HFCAA”) became law in December 2020 and prohibits foreign companies from listing their securities on U.S. exchanges if the auditor has been unavailable for PCAOB inspection or investigation for three consecutive years.

The HFCAA requires the SEC to identify registrants that have retained a registered public accounting firm to issue an audit report where that registered public accounting firm has a branch or office that:

•	Is located in a foreign jurisdiction; and
•	The PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction
•	As reflected on the PCAOB's website, the PCAOB is currently unable to inspect or investigate accounting firms due to a position of the local authority in two jurisdictions: China and Hong Kong

If the PCAOB is unable to inspect the issuer's public accounting firm for three consecutive years, the issuer's securities are banned from trade on a national exchange or through other methods. The United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two years.

There are material risks to the issuer and its investors if it is determined that the PCAOB is unable to inspect our auditor because of a position taken by an authority in a foreign jurisdiction. The inability to thoroughly inspect or investigate our auditor may cause trading in our securities to be prohibited and an exchange may determine to delist our securities.  As a result, our securities could be delisted rendering our stock worthless.

Item 1A. Risk Factors, page 10

8.        Please revise your risk factor section so that each risk factor is set forth under a subcaption that adequately describes the particular risk to your business.

Response:

Revisions made to the Risk Factor section.

9.        We note your response to our comment 11. Please revise to expand upon the PRC regulations concerning mergers and acquisitions by foreign investors that your business combination transaction may be subject to and may impact your ability to complete a business combination. For example, please discuss the regulatory and operational risks associated with any change-of-control transaction in which a foreign investor takes control of a PRC based entity as it relates to MOFCOM, national security, etc.

Response:

The following language was inserted:

MOFCOM requires the disclosure of the control persons, defined as any natural person, enterprise, government authority, or international organization that ultimately exercises control over a foreign investment enterprise directly or indirectly through equity interests, contract, trust, or any other means. China has escalated the national security review system (“NSR”) as requested by the MOFCOM. China expanded the scope of its national security review to capture transactions between two foreign parties involving a Chinese company or Chinese interests in conjunctions with PRC Foreign Investment Law and its implementation regulations.

In addition to the NSR system, MOFCOM promulgated the Provisions on the Unreliable Entity List (UEL), under which foreign individuals and entities who are on the UEL may be restricted or prohibited from investing in China. BEES is not on the list of as this time and the list is constantly changing.

Actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

10.        We note your response to prior comment 12. Please revise to explicitly state that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, please explicitly acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

The following language was inserted:

Risks related to China’s evolving regulatory environment

…… The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our common stock.

Risks Relating to Our Business

Recent statements by the Chinese government indicate an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

11.        We note your response to prior comment 13 and your statement on page 10 that you are not currently required to comply with regulations and policies of the Cyberspace Administration of China (CAC) because you have not commenced your business in China. Please expand your disclosure to address how CAC oversight could impact your process of searching for a target and completing an initial business combination. Please also revise to explain how the CAC's oversight impacts your ability to offer securities to foreign investors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response:

The following language was inserted:

Our potential business combination, food supply chain management, will have operations in China and will be subject to cybersecurity review. We face uncertainties as to whether such clearance can be timely obtained, or at all, and we may incur additional time delays to complete any anticipated acquisitions.

In light of greater oversight by CAC for companies seeking to list on a foreign exchange, target business combinations could be impacted. If CAC determines our target business does not meet its requirements, our ability to implement our business plan will be greatly affected

Language changed….. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

12.       We note your response to prior comment 14. With respect to your statement in the fourth risk factor on page 16 that "Our common stock is not currently trading on any market," please clarify whether by "market" you mean "exchange" given your statement in the caption of this risk factor that your stock is quoted on the OTC Markets. Please also revise to clarify which tier of the OTC markets your stock is currently quoted.

Response:

The following language was revised:

Our common stock is not currently trading on any exchange. BEES is listed on OTC Markets under the Expert Market tier, meaning there are no available stock price quotes, and you may not buy our stock in the open market. In the past, the market for our stock has been volatile and has been characterized by large swings in the trading price that do not appear to be directly related to our business or financial condition. As a result, an investment in our common stock is risky and there can be no assurance that the price for our stock will not decrease substantially in the future.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 20

13.       We note your response to prior comment 15; however, the disclosure on page 6 states that World Financial Holdings Group purchased the 30,000,000 shares representing a controlling interest in the company, whereas on page 22 you state that Mr. Yan Ping Sheng purchased the shares. Please revise to address the inconsistency, and revise your beneficial ownership table disclosure pursuant to Item 403 of Regulation S-K as appropriate.

Response:

The following language was inserted on page 6:

On April 2, 2018, Mr. Glass entered into a Stock Purchase Agreement with Yan Ping Sheng, whereby Mr. Sheng purchased 30,000,000 shares of Restricted Common Stock.

The beneficial shareholder was also updated on page 20.

General

14.        Please revise to update the financial statements to include the period ended September 30, 2021 in accordance with Rule 8-08 of Regulation S-X.

.

Response:

The Form 10 has been updated to include 9/30/2021 financial statements.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793-8058 or email Ms. Keaveney at rhonda8058@gmail.com.

Sincerely,

JJY Holding Group (AKA Beesfree, Inc.)

By: /s/ Yan Ping Sheng
Yan Ping Sheng
Chief Executive Officer